

December 14, 2016

BY EMAIL

Scott C. Durocher
Assistant Vice President
The Lincoln National Life Insurance Company
350 Church Street
Hartford, Connecticut 06103

      Re: Lincoln Life Variable Annuity Account N
              Lincoln New York Account N for Variable Annuities
              Initial Registration Statements on Form N-4
              File Nos. 333-214111; 333-214112; 333-214113; 333-214143; 333-214144

Dear Mr. Durocher:

The staff has reviewed the above-referenced initial registration statements, which the Commission received on October 14th and 17th 2016. Comments are based upon the courtesy copies of the filings provided to the staff. Unless otherwise indicated, the comments below apply to filing 333-214111; please make conforming changes to the other filings referenced above, as applicable. Based on our review, we have the following comments.

1. **Fees and Examples**

   Please include omitted contract cost information (333-212143) and omitted example data (all filings) in pre-effective amendments.

2. **Transfer Fee**

   In discussing the transfer fee on pages 6 and 26, the registrant references cross-reinvestment transfers. Please add disclosure explaining cross-reinvestment transfers; consider adding a defined term, if appropriate.

3. **Summary of Common Questions**

   Please add separate Q&As explaining the Account Value Death Benefit and the Guarantee of Principal Death Benefit. Include a discussion of when and how to elect these benefits and when they terminate. Explain which death benefit is part of the base contract. Add corresponding disclosure to the later sections of the prospectus discussing these benefits in detail.

4. **Death Benefits**

   a. (p. 36) Please add further disclosure to the Account Value Death Benefit section detailing the circumstances under which the benefit is available. Do not simply cross reference disclosure described in later sections. Make the Account Value Death Benefit a stand-alone section.

   b. On page 36, the registrant uses two different defined terms in explaining the death benefits: Account Value and Contract Value. Please use consistent terminology when referring to the same concept. Make corresponding changes throughout the prospectus to eliminate such inconsistencies.

5. **Statement of Additional Information**

   On page B-2, please delete or amend the parenthetical in the first bulleted sentence as bonuses are not paid under this contract.

6. **Rate Sheet Supplements**

   a. Please confirm that Rate Sheet comments previously given are carried over to the initial registration statements that are the subjects of this letter.

   b. In certain Rate Sheet supplements, the registrant states that "[w]e are under no obligation to notify you that this Rate Sheet is no longer in effect." Please remove this sentence from both the bolded paragraphs in applicable Rate Sheets (333-214111, 333-214112, 333-214143).

   c. Confirm that rate changes disclosed through rate sheets will be filed under rule 497. Also, please confirm that any other changes to the rate sheet will be included in a post-effective amendment filed under rule 485(a).

7. **Powers of Attorney**

   Please provide powers of attorney that relate specifically to the registration statements as required by rule 483(b) under the Securities Act of 1933 ("Securities Act"). Each power of attorney must either a) specifically identify the Securities Act registration number of the initial filing, or b) prior to receipt of a Securities Act registration number, specifically describe or name the contract that is the subject of the registration statement.

8. **Financial Statements, Exhibits, and Other Information**

   Please provide any financial statements, exhibits, consents, and other required disclosure not included in the registration statements in a pre-effective amendment.

We remind you that the registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

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Responses to these comments should be made in a letter to me filed over the EDGAR system and in pre-effective amendments to the registration statements. If you believe that you do not need to make changes to the registration statements in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statements, the registration statements will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statements and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statements, as amended.

If you have any questions, please call me at (202) 551-6929. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at zapataa@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-8629.

Sincerely,

/s/

Alberto H. Zapata
Senior Counsel
Disclosure Review and Accounting Office